SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                          ________________

                            SCHEDULE 13G
                          ________________

       INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. 2)*

                          Sequa Corporation
                          (NAME OF ISSUER)

              $5 Cumulative Convertible Preferred Stock
                   (TITLE OF CLASS OF SECURITIES)

                             817320 30 2
                           (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement.[ ]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                                 13G

CUSIP No.  817320 30 2
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          D.E. Shaw Investments, L.P.
          13-3470777
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    60,100
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    60,100
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          60,100

_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.5%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          BD
_____________________________________________________________________________
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

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
                                 13G

CUSIP No.  817320 30 2
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          David E. Shaw
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
_____________________________________________________________________________

NUMBER OF      (5)  SOLE VOTING POWER
                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    60,100
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    60,100
_____________________________________________________________________________
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          60,100

_____________________________________________________________________________
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.5%
_____________________________________________________________________________
    (12)  TYPE OF REPORTING PERSON **
          IN
_____________________________________________________________________________
               ** SEE INSTRUCTIONS BEFORE FILLING OUT!

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
            The Schedule 13G initially filed for the year ended December 31, 1993 of (i) D.E. Shaw Investments, L.P. ("D.E. Shaw") and (ii) David E. Shaw relating to the $5 Cumulative Convertible Preferred Stock ("Preferred Stock") issued by Sequa Corporation (the "Company") is hereby amended by this Amendment No. 2 to the Schedule 13G as follows:

ITEM 4.     OWNERSHIP.

            Item 4 is hereby supplemented by the addition of the following:

            (a)        Amount beneficially owned:
                       60,100

            (b)        Percent of class:
                     9.5% (based on the 633,316 shares of
                     Preferred Stock outstanding as of December 31, 1995, as reported in the Proxy
                     Statement of the Company dated March 24,
                     1995.)

            (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the
                            vote
                            - 0 -

                     (ii)  shared power to vote or to direct the
                            vote
                            60,100

                     (iii) sole power to dispose or to direct
                            the disposition of
                            - 0 -

                     (iv)  shared power to dispose or to direct
                            the disposition of
                            60,100

            By virtue of David Shaw's positions as President and sole shareholder of D.E. Shaw & Co., Inc., the general partner of D.E. Shaw & Co., L.P., the general partner of D.E. Shaw, David Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 60,100 shares of Preferred Stock held by D.E. Shaw, constituting 9.5% of the outstanding shares of Preferred Stock and, therefore, David Shaw may be deemed to be the beneficial owner of such shares. David Shaw disclaims beneficial ownership of such 60,100 shares.

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
ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.

            Item 6 is hereby supplemented by the addition of the following:

            This Amendment No. 2 to the Schedule 13G is filed by David E. Shaw and D.E. Shaw, a Delaware limited partnership, with respect to the 60,100 shares of Preferred Stock held by D.E. Shaw at December 31, 1995. Each limited and general partner of D.E. Shaw has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such partner has any such right with respect to more than five percent of the Preferred Stock.


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

ITEM 10.    CERTIFICATION.  (if filing pursuant to Rule 13d-
            1(b))

            By signing below D.E. Shaw Investments, L.P. and David E. Shaw certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                              SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    March 27, 1996
                                        (Date)

                                      D.E. SHAW INVESTMENTS, L.P.

                                    By: D.E. SHAW & CO., L.P.
                                        General Partner

                                    By: /s/ Stuart Steckler
                                        (Signature)

                                    Stuart Steckler/
                                     Managing Director
                                      (Name/Title)


                                      DAVID E. SHAW

                                      /s/ DAVID E. SHAW
                                        (Signature)




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